UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals' corporate partner, Boston Scientific, announces additional follow-up data from TAXUS II clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 26, 2003

By: /s/ David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
MAY 23, 2003

BOSTON SCIENTIFIC ANNOUNCES ADDITIONAL FOLLOW-UP DATA FROM TAXUS II CLINICAL TRIAL

- Detailed IVUS analysis further supports safety and efficacy -

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) corporate partner, Boston Scientific (“BSC”) today announced additional follow-up data from the BSC’s TAXUS II paclitaxel-eluting stent clinical trial.  The data demonstrated excellent performance by the TAXUS stent at six months with respect to vascular healing, incomplete apposition and edge effect following detailed intravascular ultrasound (IVUS) analysis.  BSC made the announcement at the annual Paris Course on Revascularization, the largest interventional cardiology conference in Europe.

“This is an important body of data with a near complete follow-up in 89 percent of all TAXUS II patients, and it offers us the unique opportunity to systematically study restenosis and vascular healing and to assess safety concerns after placement of drug-eluting stents,” said Patrick Serruys, M.D., of the Thoraxcentre in Rotterdam. “Using IVUS technology, and an innovative analysis algorithm, we were able to analyze millimeter by millimeter how the vessel responds following implantation of a TAXUS stent.  Our results showed that the vascular biologic response along the entire length of the stent as well as the edges is consistent and beneficial, providing further assurance of the safety of the TAXUS technology.”

The analysis of incomplete apposition (separation of the stent from the vessel wall) showed no correlation between these occurrences and adverse clinical events.  The rate of late acquired incomplete apposition (develops subsequent to the baseline procedure) in TAXUS II was 8.8 percent in the slow-release formulation and 9.5 percent in the moderate-release formulation compared to 5.4 percent in the combined control group.  The difference was not statistically significant between the TAXUS and control groups.  No new MACE events were reported in this group between six months and one year.

The TAXUS II trial is a 536-patient, 15-country, randomized, double-blind, controlled study of the safety and efficacy of a TAXUS paclitaxel-eluting coronary stent, in which two sequential cohorts of patients with standard risk, de novo coronary artery lesions were treated with different dose formulations. In March, Boston Scientific announced one-year follow-up data from TAXUS II, which supported safety and efficacy. Earlier this week BSC announced additional results based on more in-depth analysis of higher-risk patient subgroups, including diabetics and patients with longer lesions and smaller vessels. The results demonstrated that the reduction in target lesion revascularization (TLR) events for the TAXUS II subgroups at one year was equal to or better than that of the general study population.  For example, diabetics reported an overall TLR reduction of 85 percent, compared to a 75 percent reduction in the general study population.

The TAXUS clinical program is a series of studies designed to collect data on Boston
Scientific’s proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting.  Prior studies have demonstrated promising results by dramatically reducing restenosis.  Paclitaxel is a multi-functional microtubule inhibitor that controls platelets, smooth muscle cells and white blood cells, all of which are believed to contribute to restenosis.  The proprietary polymer on the stent allows for controlled delivery of paclitaxel.

The TAXUS I trial confirmed safety and reported zero thrombosis and zero restenosis at one year. The TAXUS III trial, which studied the treatment of in-stent restenosis, confirmed safety and reported no thrombosis at one year.  The TAXUS IV trial is designed to assess the safety and efficacy of a slow-release formulation to support regulatory filings for U.S. product commercialization.  It has completed enrollment and nine-month follow-up is underway.  The TAXUS V trial is an extension of TAXUS IV, and it is studying higher risk patients including those with smaller vessels as well as those with longer lesions requiring overlapping stents. The TAXUS VI trial is studying patients with complex coronary artery disease and is designed to assess the safety and efficacy of a moderate-release formulation.  It reported positive 30-day safety results earlier this week. The TAXUS system is the subject of an Investigational Device Exemption and is not currently available for commercial distribution in the United States.

Boston Scientific launched the TAXUSTM Express2TM paclitaxel-eluting coronary stent system in Europe and other international markets in February.  It plans to launch the product in the United States late this year.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors), ext. 6933

Rui Avelar, MD (media), ext. 6996

(604) 221-7676